04003323

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2004

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexcore Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 Oberlin Drive Suite 215
(No. and Street)

San Diego (City) California (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay S. Potter 858-658-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feitelberg & Company
(Name – *if individual, state last, first, middle name*)

2566 Overland Ave., Suite 600, Los Angeles, California 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay S. Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexcore Capital, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH HANCUFF
Commission # 1321546
Notary Public - California
San Diego County
My Comm. Expires Sep 21, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Statement of Cash Flows
- X Auditor's report regarding internal accounting control and proccedures

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2566
Overland Avenue
Suite 600
Los Angeles
California 90064

Telephone 310.838.7227
Facsimile 310.838.7222

Feitelberg & Company

Certified Public Accountants

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the financial statements of Nexcore Capital, Inc., for the year ended December 31, 2003, and have issued our report thereon dated February 5, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Nexcore Capital, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in mailing the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements of prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Nexcore Capital, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Feitelberg & Company

February 5, 2004

NEXCORE CAPITAL, INC.

Financial Statements
for the Years ended
December 31, 2003 and 2002
and
Independent Auditors' Report

2566
Overland Avenue
Suite 600
Los Angeles
California 90064

Telephone 310.838.7227
Facsimile 310.838.7222

Feitelberg & Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the accompanying balance sheets of Nexcore Capital, Inc. (the Company), as of December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexcore Capital, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feitelberg & Company

February 5, 2004

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash	$ 30,424	$ 49,874
Commissions receivable	20,100	35,720
Marketable securities - market value	22	3,725
Prepaid expenses	9,534	7,959
Prepaid income taxes (Note 4)	3,347	4,047
Deposits with clearing organization	2,500	2,500
Prepaid payroll taxes		2,235
Advances to employees		7,210
Due from affiliates (Note 5)	1,332	656
Total Assets	$ 67,259	$ 113,926

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Accounts payable	$ 5,529	$ 4,116
Commissions payable	9,025	45,021
Due to clearing organization	2,986	
Due to affiliates (Note 5)		10,184
Payroll taxes payable	44	3,673
Deferred income taxes payable (Note 4)	6,576	6,303
Total Liabilities	24,160	69,297
Common stock, 10,000 shares authorized, issued and outstanding	27,750	27,750
Additional paid-in capital	24,200	24,200
Accumulated deficit	(8,851)	(7,321)
Total Shareholders' Equity (Note 3)	43,099	44,629
Total Liabilities and Shareholders' Equity	$ 67,259	$ 113,926

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues:		
Commission income	$ 582,901	$ 498,873
Trade ticket charges	7,752	10,002
Due diligence	46,558	36,235
Underwriting fees	97,023	51,006
Management fees	8,600	8,250
Other income	1,450	1,800
Interest income	53	70
Total Revenues	744,337	606,236
Cost of Revenues:		
Commission expense	416,669	332,277
Payroll taxes	15,103	21,834
Clearing costs	15,898	15,013
Total Cost of Revenues	447,670	369,124
Gross Margin	296,667	237,112
Operating Expenses:		
Accounting costs (Note 5)	92,900	47,219
Legal fees	18,357	4,131
Registration	18,101	13,477
Administrative fees (Note 5)	-	17,000
Telephone (Note 5)	17,235	29,130
Outside services (Note 5)	16,938	7,980
Postage (Note 5)	12,338	11,935
Management fees (Note 5)	14,000	15,800
Promotional (Note 5)	15,857	14,517
Office payroll	13,087	9,186
Printing (Note 5)	11,129	10,027
Professional fees (Note 5)	9,600	9,600
Recruiting costs	9,000	
Rent (Note 5)	9,000	11,500

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Continued)

	2003	2002
Travel (Note 5)	$ 6,422	$ 705
Professional fees - accounting	5,450	5,350
Insurance	5,165	4,288
Office supplies (Note 5)	4,519	2,049
Dues and subscriptions	4,210	449
Computer services	4,100	
Entertainment	2,632	2,407
NASD fees	1,397	1,751
Equipment rental (Note 5)	2,200	1,100
Data access fees	1,517	2,009
Bank charges	1,331	431
Seminars	875	2,673
Taxes & licenses	169	360
Miscellaneous		238
Finance charges	95	57
Interest expense		61
	297,624	225,430
Other (income) expense:		
Miscellaneous income	(301)	(2,000)
Gain on sale of securities	(716)	(952)
Unrealized (gain) loss on securities	517	1,170
Total other (income) expense	(500)	(1,782)
(Loss) income before provision for income taxes	(457)	13,464
Provision for income taxes (Note 4)	1,073	2,533
Net (loss) income	($ 1,530)	$ 10,931
(Loss) earnings per share of common stock (Note 6)	($ 0.153)	$ 1.09

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balance at January 1, 2002	$ 27,750	$ 24,200	($ 18,252)
Net income			10,931
Balance at December 31, 2002	$ 27,750	$ 24,200	($ 7,321)
Net loss			(1,530)
Balance at December 31, 2003	$ 27,750	$ 24,200	($ 8,851)

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
Increase (Decrease) in Cash

	2003	2002
Cash flows from operating activities:		
Net (loss) income	($ 1,530)	$ 10,931
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Gain on sale of marketable securities	(716)	(952)
Unrealized loss on marketable securities	517	1,170
(Increase) decrease in:		
Commissions receivable	15,620	(29,380)
Advances to employees	7,210	(4,061)
Due from brokers		
Due from affiliates	(676)	3,253
Prepaid expenses	(1,575)	1,995
Prepaid income taxes	700	(4,047)
Prepaid payroll taxes	2,235	(2,235)
Increase (decrease) in:		
Accounts payable	1,413	3,529
Due to clearing organization	2,986	
Accrued expenses		
Due to affiliates	(10,184)	(11,166)
Payroll taxes payable	(3,629)	2,950
Medical premiums payable		
Deferred income taxes payable	273	(387)
Income taxes payable		(1,466)
Commissions payable	(35,996)	36,967
Total adjustments	(21,822)	(3,830)
Net cash (used in) provided by operating activities	(23,352)	7,101

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
Increase (Decrease) in Cash

	2003	2002
Cash flows from investing activities:		
Proceeds from sale of marketable securities	3,902	5,092
Net cash provided by investing activities	3,902	5,092
Net increase (decrease) in cash	(19,450)	12,193
Cash at beginning of period	49,874	37,681
Cash at end of period	$ 30,424	$ 49,874
Supplemental disclosure of cash flow information:		
Taxes paid during the year	$ 100	$ 7,216

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

Note 1 - Organization and Operations

Nexcore Capital, Inc. (the Company) was incorporated on July 19, 1989 to engage in general securities brokerage and as a dealer in direct participation of private placements. The Company became effective with the NASD on February 2, 1994. On September 30, 1996, the Company's controlling interest was purchased and its corporate name changed from Metropol, Inc. to Nexcore Capital, Inc.

Note 2 - Significant Accounting Policies

Commissions - Commission income is recorded on a trade date basis.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined on the difference between the financial statement and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and California income tax reporting purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all cash amounts due from depository institutions, interest-bearing deposits in banks and money market accounts to be cash equivalents.

Comprehensive Income - Effective January 1, 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. For the years ended December 31, 2003 and 2002, the Company had no items required to be recognized under accounting standards as components of comprehensive income.

Note 2 - Significant Accounting Policies (continued)

Accounting for Derivative Instruments and Hedging Activities: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The new standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of these derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity thus adoption of SFAS 133 and SFAS 138 had no impact on operating results or financial position.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002, the Company had net capital of $ 8,786 and $ 11,579, respectively, which was $ 3,786 and $ 6,579 in excess of its required capital of $ 5,000 for 2003 and 2002.

Note 4 - Income Taxes

The provision for income tax for the years ended December 31, 2003 and 2002 consisted of the following:

	2003			2002		
	Federal	State	Total	Federal	State	Total
Current:	$ -	$ 800	$ 800	$ 1,853	$ 1,316	$ 3,169
Deferred taxes	273		273	617)	(19)	(636)
	$ 273	$ 800	$ 1,073	$ 1,236	$ 1,297	$ 2,533

The Company had prepaid income taxes of $ 3,347 and $ 4,047 at December 31, 2003 and 2002, respectively.

Note 4 - Income Taxes (continued)

Deferred tax liabilities at December 31 consisted of the following:

	2003	2002
Deferred Tax Liabilities:		
Unrealized loss on securities	$ 6,456	$ 6,106
California franchise taxes	120	197
Total Deferred Tax Liabilities	$ 6,576	$ 6,303

Note 5 - Related party transactions

Payments for telephone, rental and other overhead expenses were made by related entities, Fulcrum Enterprises, a California corporation, Integra Management, Inc., a California corporation and Continental Pacific Petroleum, a Delaware corporation, owned by the shareholders of Nexcore Capital, Inc. The Company made payments to Integra Management, Inc. for various expenses as follows:

	2003	2002
Accounting costs	$ 92,900	$ 47,220
Management fees	14,000	15,800
Telephone	17,200	29,100
Printing	11,000	10,100
Postage	6,800	5,400
Office supplies	4,400	2,300
Rent	9,000	11,500
Administrative fees	-	17,000
Temp services	9,000	1,000
Recruiting	9,000	
Express mail services	5,100	5,850
Advertising	2,800	2,400
Computer expense	4,100	600
Promotional		600
Equipment rental	2,200	1,100
Travel		700
Total	$ 187,500	$ 150,670

Note 5 - Related party transactions (continued)

As of December 31, 2002, the Company owed Integra $10,000 in unpaid reimbursements for expenses.

Commissions, due diligence fees, financial advisory fees and underwriting fees received from various related entities were as follows:

	2003	2002
Sterling Energy Resources, Inc.	$ 242,778	$ 174,426
Puronyx, Inc.	77,120	151,467
FiCore Funding, Inc.	136,040	44,350
Total	$ 455,938	$ 370,243

As of December 31, 2003 and 2002, $ 20,100 and $ 3,335 in commissions, due diligence fees and underwriting fees were owed to the Company from these related entities. Various related entities owed the Company $1,332 and $656 in expense reimbursements as of December 31, 2003 and 2002, respectively.

Under the terms of a private placement memorandum for a related company, Puronyx, Inc., Integra was entitled to receive an administrative fee reimbursement for up to 2 % of the funds raised by Nexcore for Puronyx. Nexcore paid Integra Management, Inc. $ 6,050 in 2002 for this administrative fee reimbursement.

The Company paid to the former President of Metropol, Inc. a total of $ 9,600 in 2003 and 2002 for services rendered as a financial consultant.

Note 6 - Earnings per Share

Earnings per share of common stock was computed by dividing net income by the weighted average of common shares outstanding for the years ended December 31, 2002 and 2001 (10,000 shares). There were no dividends paid during 2003 and 2002.

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:	
Total shareholders' equity	$ 43,099
Less: Non-allowable assets	
Prepaid expenses	9,534
Prepaid income taxes	3,347
Due from affiliates	1,332
Commissions receivable	20,100
Total Adjustments	$ 34,313
Net Capital	$ 8,786
AGGREGATE INDEBTEDNESS:	
Items included in balance sheet	
Accounts payable	5,529
Due to clearing organization	2,986
Payroll taxes payable	44
Deferred income taxes payable	6,576
Commissions payable	$ 9,025
Total Aggregate indebtedness	$ 24,160
Aggregate indebtedness to net capital	2.75 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	
6 2/3 % of aggregate indebtedness	$ 1,610
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Net capital in excess of minimum requirement	$ 3,786

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003
(Continued)

RECONCILIATION WITH COMPANY'S COMPUTATION:

(included in Part II of Form X-17A-5 as of December 31, 2003)
Net capital, as reported in Company's Part II (Unaudited)

FOCUS report	$ 11,733
Net audit adjustments	(2,947)
Net capital per above	$ 8,786

SCHEDULE II

NEXCORE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2003

Nexcore Capital, Inc. relies on Section K(2)(ii) of Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.